Exhibit 99.1

NOTICE TO THE MARKET

Gerdau S.A. Announces an Exchange Offer for Certain of the Outstanding 7.250% Bonds due 2017

Issued by GTL Trade Finance Inc. and 7.000% Bonds due 2020 Issued by Gerdau Holdings Inc. for their Newly-Issued Joint and Several Bonds due 2024 for up to U.S.$1,250,000,000 aggregate principal amount of newly issued Senior Bonds due 2024

and

a Cash Tender Offer for Certain of such 7.250% Bonds due 2017 and 7.000% Bonds due 2020 for up to an amount of U.S.$250,000,000 in Total Consideration

Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces that on April 10, 2014, it commenced an offer to exchange certain of the outstanding 7.250% Bonds due 2017 (the “2017 Bonds”) issued by GTL Trade Finance Inc. (the “2017 Bonds Issuer”) and certain of the outstanding 7.000% Bonds due 2020 (the “2020 Bonds” and, together with the 2017 Bonds, the “Old Bonds”) issued by Gerdau Holdings Inc. (the “2020 Bonds Issuer” and, together with the 2017 Bonds Issuer, the “Issuers”) held by Eligible Holders (as defined below) for up to U.S.$1,250,000,000 aggregate principal amount of newly issued Senior Bonds due 2024 (the “New Bonds”) issued jointly and severally by the Issuers and guaranteed by Gerdau S.A., Gerdau Acominas S.A., Gerdau Acos Longos S.A. and Gerdau Acos Especiais S.A. (the “Guarantors”) (the “Exchange Offer”), with priority given to validly tendered 2017 Bonds. The Exchange Offer is being conducted by Gerdau upon the terms and subject to the conditions set forth in a confidential offering memorandum dated April 10, 2014 (the “Offering Memorandum”) and related letter of transmittal.

The Exchange Offer will expire at 11:59 p.m. (New York City Time) on May 8, 2014, unless extended (such time and date, as the same may be extended, the “Expiration Date”). Eligible Holders who validly tender Old Bonds for exchange by 5:00 p.m. (New York City time) on April 24, 2014, unless extended (such time and date, as the same may be extended, the “Early Participation Date”), will be eligible to receive the Total Exchange Price (as described below). Eligible Holders who validly tender Old Bonds for exchange after the Early Participation Date, but on or prior to the Expiration Date, will be eligible to receive the Exchange Price (as described below) which does not include the Early Participation Payment (as described below).

		Aggregate Principal		Reference U.S.
CUSIP/ISIN No.	Title of Security	Amount Outstanding(1)		Treasury Securities	Fixed Spread (in basis points) (1)
036120PAB9 / US36120PAB94 G2440JAE5 / USG2440JAE58	7.25% Bonds due 2017	US$	1,500,000,000	2.750% treasury due February 2024	-8

37373UAA2 / US37373UAA25 U37405AA2/ USU37405AA20	7.00% Bonds due 2020	US$	1,250,000,000	2.750% treasury due February 2024	+167

(1)   The Reference United States Treasury Security used to determine the Total Exchange Price (as defined below) for all of the Old Bonds is the 2.750% United States Treasury Security due February, 2024 (the “Reference Treasury”).

In addition, Gerdau has also separately announced a cash tender offer, on the terms and subject to the conditions described in a separate offer to purchase dated April 10, 2014 (the “Offer to Purchase”), for a portion of the Old Bonds (the “Cash Tender Offer”). The Cash Tender Offer is for up to an amount of U.S.$250,000,000 in total consideration, in each case for the 2017 Bonds and the 2020 Bonds, with priority given to the 2017 Bonds.

The Tender Offer will expire at 11:59 p.m. (New York City Time) on May 8, 2014, unless extended (such time and date, as the same may be extended, the “Expiration Date”). The holders of the Old Bonds (the “Holders”) who validly tender and do not withdraw Old Bonds for purchase by 5:00 p.m. (New York City time) on April 24, 2014, unless extended (such time and date, as the same may be extended, the “Early Tender Date”), will be eligible to receive the Total Consideration (as described below) which includes the Early Tender Payment (as defined below), plus accrued interest, the payment of which will be made with respect to Old Bonds tendered before the Early Tender Date and accepted by the Issuers for purchase on the settlement date that is expected to be the third business day following the Early Tender Date, or as promptly as practicable thereafter (the “Early Settlement Date”). Holders who validly tender Old Bonds for purchase after the Early Tender Date, but on or prior to the Expiration Date, will be eligible to receive the Tender Offer Consideration (as described below) which does not include the Early Tender Payment (as described below).

Title of Security	Aggregate Principal Amount Outstanding(1)		Maximum Acceptance Limit	Acceptance Priority Level(2)	Early Tender Payment(3)		Fixed Spread	Reference U.S. Treasury Security	Bloomberg Reference Page
7.25% Bonds due 2017	U.S.$	1,500,000,000	2017 Bonds Maximum Tender Amount	[1]	U.S.$	[30]	+20 bps	2.75% U.S. Treasury Notes due February 2024	Bloomberg Government Pricing Monitor Page PX1
7.00% Bonds due 2020	U.S.$	1,250,000,000	2020 Bonds Maximum Tender Amount	2	U.S.$	30	+186 bps	2.75% U.S. Treasury Notes due February 2024	Bloomberg Government Pricing Monitor Page PX1

(1)        Amount includes $0 of 2017 Bonds held by GTL Trade Finance Inc. and its affiliates and $10,000,000 of 2020 Bonds held by Gerdau Holdings Inc. and its affiliates.

(2)       The Issuers will prioritize acceptance of validly tendered 2017 Bonds pursuant to the 2017 Bonds Tender Offer over validly tendered 2020 Bonds pursuant to the 2020 Bonds Tender Offer.

(3)       The amount per each U.S.$1,000 principal amount of applicable series of Bonds validly tendered and accepted for purchase at the Early Tender Date included in the Total Consideration that is excluded from the Tender Offer Consideration for bonds tendered after the Early Tender Date.

To the extent holders tender their Old Bonds (i) for exchange in the Exchange Offer pursuant to the Offering Memorandum or (ii) for cash in the Cash Tender Offer pursuant to the Offer to Purchase, they will not be permitted to tender such same Old Bonds in the other Cash Tender Offer or Exchange Offer, respectively.

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Exchange Offer is being offered only to holders of Old Bonds: (a) who are “qualified institutional buyers,” or “QIBs,” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”); and (b) “non-U.S. persons”, as defined in Regulation S under the Securities Act, and who are eligible to participate in the Exchange Offer pursuant to the securities laws of the jurisdiction in which they are located. Only holders of Old Bonds who have completed and returned an eligibility certification, whom we refer to as “Eligible Holders,” are authorized to receive and review the Offering Memorandum and to participate in the Exchange Offer.

The Tender Offer is being made solely pursuant to the Offer to Purchase and related letter of transmittal. The Tender Offer is not being made to, nor will the Issuers accept tenders of Old Bonds from, holders in any jurisdiction in which the Tender Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

The Exchange Offer and the New Bonds have not been, and will not be, registered under the Securities Act, or under the securities laws of any other jurisdiction. The New Bonds may not be offered within the United States or to, or for the account or benefit of, U.S. persons, except to Eligible Holders in compliance with Rule 144A or Regulation S under the Securities Act, as applicable. Neither the Offer to Purchase nor any related documents have been, or will be, registered under the Securities Act, or under the securities laws of any other jurisdiction.

The Exchange Offer and the New Bonds have not been, and will not be, registered with the Brazilian Comissao de Valores Mobiliarios (CVM). The Exchange Offer and the New Bonds may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. The Exchange Offers and the New Bonds are not being offered into Brazil.

The Exchange Offer is not being made to persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

For more information, contact D.F. King & Co., Inc., the exchange agent and information agent for the Exchange Offer and the tender agent and information agent for the Tender Offer (the “Information Agent”), at +1-800-207-3158, or gerdau@dfking.com.

Documents in connection with the Exchange Offer and the Tender Offer are available at the offices of the Information Agent, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, Attn: Krystal Scrudato.

Rio de Janeiro, April 15, 2014.

Andre Pires de Oliveira Dias

Executive Vice President

Investor Relations Officer